UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Asterias Biotherapeutics, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04624N107
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of this Statement)

CUSIP No.	04624N107

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,028,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,028,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,028,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	04624N107

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,028,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,028,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,028,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	04624N107

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,028,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,028,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,028,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	04624N107

Item 1.	Security and Issuer.

Asterias Biotherapeutics, Inc. (the "Issuer") Series A Common Stock, par value $0.0001 per share (the "Shares") Asterias Biotherapeutics, Inc. 6300 Dumbarton Circle Fremont, CA 94555

Item 2.	Identity and Background.
(a)
This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital, and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(c)	The Shares reported herein are held in the name of the Broadwood Partners.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 4,028,053 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 4,028,053 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 4,028,053 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

In addition, the Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Richard LeBuhn, Senior Vice President of Broadwood Capital, serves on the Board of Directors of the Issuer.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 4,028,053 Shares, constituting 9.0% of the Shares of the Issuer, based upon the 44,881,793* Shares deemed outstanding as of May 13, 2016.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,028,053 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,028,053 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 4,028,053 Shares, constituting 9.0% of the Shares of the Issuer, based upon the 44,881,793* Shares deemed outstanding as of May 13, 2016.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,028,053 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,028,053 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 4,028,053 Shares, constituting 9.0% of the Shares of the Issuer, based upon the 44,881,793* Shares deemed outstanding as of May 13, 2016.

Neal C. Bradsher has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,028,053 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,028,053 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
On April 25, 2016, Broadwood Partners received 328,205 warrants to purchase 328,205 shares of Series A common stock at an exercise price of $5.00 per share as part of a warrant distribution by the Issuer.

On May 13, 2016, Broadwood Partners purchased 2,058,823 shares of Series A common stock and 1,029,412 warrants to purchase 1,029,412 shares of Series A common stock at an exercise price of $4.37 per share.  The shares and warrants were purchased as a unit, with each unit consisting of one share and a half warrant (each full warrant entitles the holder to purchase one share), at a price of $3.40 per unit.  The transaction was effected with a broker.  Except as set forth herein, no other transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(*)
The number of outstanding shares is based on the 39,406,529 shares outstanding as of May 13, 2016 as provided by the Issuer, adjusted for the Issuer's registered public offering of 5,147,059 shares on May 13, 2016 and certain warrants held by Broadwood Partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 25, 2016, Broadwood Partners received warrants granting it the right to purchase 328,205 shares of Series A common stock at an exercise price of $5.00 per share.  The warrants expire on September 30, 2016 and are currently exercisable.  Broadwood Partners holds the warrants pursuant to the terms and conditions of the Form of Warrant Agreement attached hereto as Exhibit B.
On May 13, 2016, Broadwood Partners received warrants granting it the right to purchase 1,029,412 shares of Series A common stock at an exercise price of $4.37 per share.  The warrants expire on May 13, 2021 and are currently exercisable with the underlying shares issuable 61 days following the exercise date.  Broadwood Partners holds the warrants pursuant to the terms and conditions of the Form of Warrant Agreement attached hereto as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Exhibit B Exhibit C
Joint Filing Agreement.

Form of Warrant Agreement by and between the Issuer and American Stock Transfer & Trust Company incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 12, 2016.

Form of Warrant Agreement by and between the Issuer and American Stock Transfer & Trust Company incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

May 13, 2016

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Series A Common Stock, par value $0.0001 of Asterias Biotherapeutics, Inc.
This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Executed this 13th day of May, 2016.
BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.